Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 4, 2019


VIA EDAGR FILING

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1562
     Defined Outcome Trust: Large Cap Buffer 20 Portfolio, [February 2021]
         (previously Defined Outcome Strategy: Market Linked Principal
                       Preservation Portfolio, Series 1)
                       File Nos. 333-215788 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter responses to your comments given during a telephone conversation with our office regarding amendment no. 3 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1562, filed on August 21, 2018 with the Securities and Exchange Commission (the "Commission"). The initial registration statement proposed to offer the Defined Outcome
Strategy: Market Linked Principal Preservation Portfolio, Series 1 (the "Trust"), which has been renamed Defined Outcome Trust: Large Cap Buffer 20 Portfolio, [February 2021].

PROSPECTUS

Cover Page

     1. Please revise the name of the Trust because the term "Principal Preservation" cannot be in the name of the Trust. See IM Guidance Update No. 2013-12.

     Response: Following the initial filing, the name of the Trust has been changed to Guggenheim Defined Outcome Trust: Large Cap Buffer 20 Portfolio, [February 2021] (the bracketed month and year will be modified as necessary to reflect to termination date of the trust). In addition, disclosure regarding the options used by the Trust, the defined outcome strategy and hypothetical examples have been revised to reflect disclosures included in more recent filings by other unit trust sponsors. Also, the term of the Trust has been reduced from two year to 15 months.

     2. On the cover page, please add a statement to the effect that investors that purchase units at prices above the unit price at inception will have a maximum gain that is less than the stated maximum gain per unit and such investors will also have a potential loss that is greater than the stated maximum loss per unit.

     Response: The disclosure has been revised in response to the comment.

INVESTMENT SUMMARY -- PRINCIPAL INVESTMENT STRATEGY

     3. In the second paragraph, please disclose what the maximum annualized percent return would be over the two-year period. In addition, please disclose that investors that purchase units at prices above the unit price at inception will have a maximum return that is less than the capped return over the life of the trust and less than the maximum annualized return. Additionally, such investors will have a potential maximum loss that is greater than 10% over the two-year period.

     Response: The disclosure has been revised in response to the comment. Please note that the Trust is now designed to protect against the first 20% of loss on the referenced asset and the disclosure has been revised accordingly.

     4. In the fourth paragraph, please state that investors that redeem their units before the Trust's termination date may lose money even if the value of the ETF has increased.

     Response: The disclosure has been revised in response to the comment.

Investment Summary -- Essential Information and Summary of Defined Terms

     5. Please provide the completed "Essential Information" and "Summary of Defined Terms" sections as soon as possible.

     Response: These sections will be updated in a subsequent pre-effective amendment when terms have been finalized.

Investment Summary -- Principal Risks

     6. Please add a risk stating that investors that redeem their units before the termination date may lose money even if the value of the ETF has increased.

     Response: We respectfully direct your attention to the risk factor under the caption "Capped upside and limited downside protection," which includes the following disclosure: "The trust's ability to provide capped upside and a buffered downside is dependent on unitholders purchasing units at the trust's inception and holding them until the trust is terminated. You may realize a return or loss that is higher or lower than the intended returns or losses as a result of redeeming units prior to the Mandatory Termination Date, where FLEX Options are otherwise liquidated by the trust prior to expiration, if a Corporate Action occurs with respect to the ETF, or if there are increases in potential tax related expenses and other expenses of the trust above estimated levels."

     7. We note that there are two ETF risks. Please combine or revise these disclosures.

     Response: The disclosure has been revised in response to the comment.

Investment Summary -- Who Should Invest

     8. Under the first paragraph, please add the following points: (i) You fully understand that investments made when the Trust is at or near the capped return may have limited or no upside and will have the potential to lose more than the stated maximum loss; (ii) You are willing to hold units for the duration of the Trust in order to achieve the outcomes that the Trust seeks to provide; and (iii) You are willing to forego any gains in excess of the maximum gain.

     Response: The disclosure has been revised in response to the comment.

     9. Under the second paragraph, please add the following points: (i) You do not fully understand that investments made when the Trust is at or near the capped return may have limited or no upside and will have the potential to lose more than the stated 10% maximum loss; (ii) You are unwilling to hold units for the duration of the Trust in order to achieve the outcomes that the Trust seeks to provide; and (iii) You are unwilling to forego any gains in excess of the [20]% maximum gain.

     Response: The disclosure has been revised in response to the comment while considering the changes to the principal investment strategy.

Investment Summary -- Fees and Expenses

     10. How did the Trust arrive at an initial redemption fee of 1.75%? What is the connection between this fee amount and the actual harm to the Trust's remaining unitholders? Additionally, please explain why the redemption fee declines over time if the redemption fee is to protect remaining unitholders and is returned to the Trust? Are the remaining unitholders harmed less over time? We may have additional comments after reviewing your response.

     Response: The redemption fee has been eliminated.

     Understanding Your Investment -- How to Sell Your Units

     11. In the table, please clarify if "period of redemption" refers to the time from the inception of the Trust or from the date of a unitholder's investment.

     Response: The redemption fee has been eliminated.

Appendix

     12. Please provide the completed hypothetical examples as soon as possible.

     Response: These examples will be completed as soon as possible.

     Other Revisions

     Please note that the Redemption Fee included in previous drafts of the registration statement was been removed and is no longer a proposed feature of the Trust. Furthermore, the redemption deadline has been modified to end one hour before the close of the New York Stock Exchange.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren